SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            CARMINA TECHNOLOGIES INC.
             (Exact name of Registrant as specified in its charter)


                                      Utah
                 (Jurisdiction of incorporation or organization)


             810, 540 5th Ave. SW, Calgary, Alberta, Canada T2P 0M2
                    (Address of principal executive offices)


                                 (403) 269-5369
                         (Registrant's telephone number)


        Securities to be registered pursuant to Section 12(b) of the Act:

                                                        Name of each exchange
 Title of each class                                      on which class
 to be so registered                                     is to be registered
 -------------------                                     -------------------

        N/A                                                       N/A

        Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, no par value
                           --------------------------

                                 Title of Class

The discussion throughout this registration statement contains certain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performances or achievements expressed or implied by such forward looking statements. Such factors include, among other things, the uncertainty as to the Issuer's future profitability; the uncertainty as to the demand for the Issuer's products; industry trends towards Internet gateway systems; increasing competition in Internet gateway systems; the ability to hire, train and retain sufficient qualified personnel; the ability to obtain financing on acceptable terms to finance the Issuer's growth strategy; the ability to develop and implement operational and financial systems to manage the Issuer's growth; and other factors referenced in this registration statement.

DOCUMENTS INCORPORATED BY REFERENCE: See the Exhibit Index herein.

Item 101. Description of Business.

Business Development.

     The Issuer was incorporated under the laws of the State of Utah on March 5, 1973, as Investors Equity Inc. On or about February 24, 1984, the Issuer effectuated a 1 for 4 reverse split of its common stock. On or about October 15, 1991, the Issuer effectuated a 1 for 5 reverse split of its common stock, and changed its name to "The Americas Mining Corporation". On January 24, 2000, pursuant to resolution of the Board of Directors and subsequent action by the shareholders acting by written consent of more than a majority of the Issuer's outstanding shares (under Section 16-10a-704 of the Utah Revised Business Corporation Act) , the Issuer changed its name to "Carmina Technologies Inc." and increased its authorized capital to 50,000,000 shares (consisting of 10,000,000 preferred shares and 40,000,000 common shares). The Board also authorized and directed organization of a subsidiary corporation under Utah law, and transfer of certain mineral properties to that subsidiary with the intent that the shares of the subsidiary would be distributed to the Issuer's shareholders pro rata as a partial liquidating dividend, provided the Issuer received a satisfactory legal opinion that it could legally do so.

     Present management of the Issuer are not aware of what business activities the Issuer might have been engaged in during the interim following its incorporation and through the early 1980's. In the early 1980's, the Issuer evaluated several properties, acquired at least three natural resource properties (principally mineral properties located in

Canada and Oregon), and paid to have exploration work done on them.

     During its fiscal 1999 year, however, management determined that due to several years of depressed mineral prices and adverse developments in the mining industry in the U.S., it would focus on a different kind of business. Upon finding the opportunity to develop and market the product discussed herein, management determined to transfer all of Issuer's mineral property interests to a wholly owned subsidiary and to issue the subsidiary's shares to its shareholders in the form of a dividend, all in contemplation of furthering the new business opportunity while retaining the value of the mining properties for the benefit of its shareholders. The Issuer then acquired Rhonda Networks Inc. (sometimes referred to hereafter as "RNI"). The acquisition of RNI was made through a stock for stock purchase exchange, thereby making RNI a wholly owned subsidiary of Issuer. See the caption "Market Information", below.

Business of the Issuer.

     With the acquisition of RNI, the Issuer commenced carrying on the development and preparation for marketing of RNI's GateCommander 2000 (GC 2000) server appliance. This is an entirely new business endeavor for the Issuer. See the captions, "Business Development" and "Principal Products and Services".

     The Issuer also intends to utilize the GC2000 as a key appliance to enable it to become an Application Services Provider (ASP), with the anticipation of generating a recurring revenue stream therefrom.

Principal Products and Services.

     At present, the Issuer has no product or services on the market or available for marketing. The Issuer is developing a new product called the GateCommander 2000, a Linux (operating system) based server appliance which, when fully developed, will provide an all-in-one solution for managing and controlling secure Internet access for business and home. The GateCommander 2000 is intended to combine firewall, virtual private networking, voice over Internet protocol, network and system monitoring, E-mail and domain name services, paging and fax, dynamic web services and other user-specific options, all within a Linux environment. In addition to these standard features, the GateCommander 2000 'smart home' server, is also under development, and is planned to include 'smart home' applications, including security monitoring and remote controls of thermostat, lighting and other appliances. The GC2000, together with a suite of remote services that customers may opt for to provide more effective use of the GC2000, will be the initial principal products and services of the Issuer. (See also the caption "Support Services".)

     Management estimates that it will take an expenditure of $450,000.00 over six months to complete the development and design of the commercial version of the GC2000 using contract software and design engineers under the supervision of the Issuer's Director of Technology. Additionally, an estimated $600,000.00 will be needed to adapt specific applications for the ASP side of the business. An additional $2,800.000.00 will be required to implement the initial marketing over the first 12 months, including setting up call centers and other services related to implementing the ASP business. *See Caption, "Plan of Operation", below.

     The technology platform of the GC2000 consists of equipment, software and communications services integrated into a packaged product that requires minimal configuration and customization when installed in its base form. Once installed, the GC2000 can be expanded to serve additional customer needs through optional pre- packaged components or through remote services which will be provided by the Carmina Technologies service center, currently being set up.

     The equipment components of the GC2000 include communications devices, modems and hubs that connect to the external network providers (telephone, wireless, satellite and Internet providers) and to the client internal network. The connection from the GC2000 will normally be an Ethernet connection to the external network supplier supporting Transmission Control Protocol/Internet Protocol (TCP/IP). The GC2000 is based on a personal computer architecture with a Linux operating system and commonly available network tools supplemented by proprietary software and services to be provided by RNI.

     The GC2000's intended basic purpose is to control the information flowing between the exterior and interior networks passing in and out through it. It will be responsible for matching and/or packing/unpacking communication protocols between the connected external and internal networks as well as the security filtering to prevent unwanted traffic from passing through in either direction. It will also be a server for resources that straddle between the interior and exterior such as an electronic mail gateway, WAN access (wide area network connections to other offices or related parties), file and document transfer, world wide web (WWW) services and Domain Name Services (DNS).

     Planned Features of the GateCommander 2000:

          Firewall/Gateway - Will prevent unauthorized Internet users from accessing private Networks connected to the Internet, especially Intranets. All messages entering or leaving the Intranet will pass through the firewall, which will examine each message and blocks those that do not meet the specified security criteria.

          Virtual Private Network (VPN) - Will enable users to create networks using the Internet as the medium for transporting data. These systems use encryption and other security mechanisms to ensure that only authorized users can access the network and that the data cannot be intercepted, analyzed and tampered with.

          Network and System Monitoring - A SMART (Self-Monitoring, Analysis and Reporting Technology) agent will electronically accumulate data and monitor status of equipment, network connections, servers, applications and workstations, and report potential problems. Ideally, this should allow use of proactive actions to prevent impending system failures. The SMART agent can be an integral part of a larger SNMP monitoring and management system providing more aggressive polling without incurring increased traffic volumes through the network.

          E-mail and Domain Name Services - Will be able to act as the mail gateway Simple Mail Transfer Protocol (SMTP) and Post Office Protocol
          (POP) and Domain Name Server (DNS) for the corporate Local Area Network (LAN) enabling users to become self-sufficient
          (create/administer local E- mail addresses). Will act as a bridge between internal and external E-mail and can locally control aliases to IP addresses.

          Paging Services - Will be able to provide text paging services to the corporate LAN allowing users to send alphanumeric messages from applications or programmatically.

          Fax Services - Will be able to provide the corporate LAN with fax services (send/receive) with notification and possible routing.

          Support Services B The Issuer intends to offer a suite of remote services that customers may opt for to provide more effective use of the GC2000 as well as provide facilities that would be required by businesses relying on the Internet for communications. These services are priced according to desired options under a service contract.

          Planned Optional Features of the GC2000

               Voice Over Internet Protocol (VOIP) - Will provide real- time, toll quality voice and fax communication over the existing IP data network or the Internet without incurring long distance charges. This will require matching VOIP equipment at each location. These units can be deployed to provide tie lines, subject to telephone regulation, allowing users to place local calls through each remote installation.

               Video Conferencing - Will take advantage of the high speed and performance of the cable modem/xDSL Internet access using IP based video conference products.

               Dynamic Web Server - This feature will allow the GC2000 to house and control the web server and web site within the corporate

          LAN. This will make it easier for businesses to connect to databases and internal applications while offering tighter control over proprietary information and systems without relying on Internet Service Providers (ISPs) for services and responsiveness to corporate needs.

               Security Alarm Monitoring - This will monitor switches, motion detectors, smoke and heat sensors of a security system through a computer. It will also monitor other equipment which requires full-time critical operation (i.e. freezer temperatures) for early warning of problems developing rather than solely reporting after total failure.

               Security Camera Monitoring - Will use the high speed Internet for remote access to control and/or pipe security camera feeds to local monitoring or recording stations.

     The Issuer has not yet completed design work on the first commercial version of the GC2000. When completed, the unit, with dimensions of approximately twelve inches by six and one-quarter inches by four and one-half inches, will be test marketed for 'Smart home" and small business applications.

Distribution Methods

     The GC2000 has been designed to provide bundled complex network capabilities to smaller networks with no need for Information Technology (IT) specialists. Management intends to focus on three target markets: (a) households with two or more computers; (b) small to medium-sized businesses; and (c) large corporations networking with external employees. The Issuer plans to initially sell to consumers via telephone, cable, builder and ISPs, with a goal to quickly gain mass acceptance of the GC2000 and to establish partners such as resellers, systems integrators and retailers, , to rapidly establish a recognized presence around the world. Issuer also plans to contract with an established distribution company to serve as a source of warehousing and banking for such initial tier selling partners.

     Additionally, upon establishing business and consumer references, the Issuer plans to submit the GC2000 technology to popular industry product reviewers with the expectation of earning and winning product awards based on design and performance features. In the event the GC2000 becomes commercially successful, then the Issuer plans to distribute product and services as, or through, a full-service Application Service Provider (ASP) for clients who would prefer to rent, rather than buy, the GC2000 and other new products and services.

Status of Publicly Announced New Products and Services

     The Issuer had announced the  development  of GC2000 via Issuer's  Internet web
site (www.carminatech.com/), launched February 29, 2000. The site initially stated that "Carmina Technologies, Inc. has developed a low cost, high capability, multi-purpose communications wizard packaged in a new, simple to use unit . . .", and also that it had "developed the ideal Smart-Home network management system . . . ." (Emphasis added.) As referenced previously,  however,
[see caption, "Principal Products and Services", above], the GC2000 still requires further development and is not ready for market at this time. Accordingly, the site has been changed to indicate that Issuer is developing the GC2000 to do those functions. The site further provides the reader with information regarding the uses and capabilities of the GC2000, its relationship with other companies, and background information on the Issuer and its director of technology, among other things. The site additionally indicates that the Issuer has a relationship with the Harris Corp. (which, according to the Issuer's CFO, is a well-known publicly-held software application company ) as a reseller of that company's "Net Simple" Simple Network Management Protocol
(SNMP) mediation product. Management believes that its planned continued relationship with the Harris Corp. will assist the Issuer in reaching a target market for the GC2000 in such areas as telemetry and Supervisory Control and Data Acquisition (SCADA).

Competitive Business Conditions, etc.

     Corporate file server and networking solutions currently require a great deal of expertise and investment which put them out of range for most individuals and smaller businesses. Several low end and "do-it-yourself" products already exist in the marketplace, however. Such products are typically offered as a feature of another product, such as Windows 98, adding a minimal routing capability allowing a second PC to share an Internet access, or provide software and instructions for the components included in the GC2000, some with minimal cost, some as public domain software. The GC2000 will also include public domain software products. Hence, far from competing with vendors such as Novell, Microsoft, Intel and IBM, the Issuer's technology is being developed to be compatible with these systems.

     The competitive value of the GC2000 is designed to be the pre-installation, pre- configuration and integration of the components into a comprehensive package supplemented with proprietary software and methods. While many competitors limit their business to marketing of the hardware, the Issuer also intends to focus on providing the convenience of an Application Service Provider
(ASP) relationship with clients. Unlike many competing products, when fully developed the GC2000 will have integrated VOIP capabilities, greater monitoring abilities, and will be more adaptable to other applications, including ASP functions through purchases of, and alliances with, software developers, as well as smart home technology.

     Current major competitors include several companies providing components or integrated components at approximately twice the offering retail price projected for GC2000, as well as at least one company that provides product at roughly the equivalent planned retail price.

     There is no reasonable way to predict the competitive position of the Issuer or any other entity in the these endeavors; however, the Issuer, having virtually no assets or cash reserves, will no doubt be at a competitive disadvantage in competing with entities that are already publicly traded, have significant cash resources and have operating histories when compared with the complete lack of any substantive operations by the Issuer.

Sources and Availability of Raw Materials and Names of Principal Suppliers

     The GC2000 incorporates and/or integrates components and software from numerous principal suppliers, including Multi-Tech Systems, Pelco, Sony, Intel, X10.com, Inc., as well as from the public domain. Major components include:
VOIP, surveillance cameras, Linux operating system, motherboard and Central Processing Unit (CPU), and home control modules provided by various suppliers.

Dependence on Major Customers

     Since the product is in development stage, there are no major customers at present.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts

     There are no patents, licenses, franchises or concessions. Trademark status has been applied for the name GateCommander.

Need for Government Approval of Principal Products and Services

     No government approval is needed for the Issuer's major products and services aside from the normal appliance safety approvals. Since the products are assembled from previously approved components, licensing is not a factor.

Effect of Existing or Probable Governmental Regulations on Business

     The Issuer does not believe that existing or probable governmental regulations will effect its business.

Research and Development

     Issuer has had no research and development activity expenditures in the last two fiscal years. (See Exhibit 1, "Consolidated Financial Statements for December 31, 1999".)

Costs and Effects of Compliance with Environmental Laws

     None; not applicable.

Number of Employees

     There are currently five employees. Management intends to use subcontracted labor for the continued development, and future production, of the Issuer's products. (See caption, "Plan of Operation" below.)

Reports to security holders

     The Issuer is not currently required to deliver annual reports to security holders but has from time to time provided letter reports (which have included audited financial statements) to its shareholders, and it now intends to provide formal annual reports on a regular basis.

     The Issuer has not in the past filed reports with the Securities and Exchange Commission. The public may read and copy any materials the Issuer files with the SEC at SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet Site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Issuer's Internet address is http://www.carminatech.com.


Item 102.  Description of Property.

     At the present time, the Issuer has no real or personal property. The offices from which it operates are paid for and maintained (under a written cost-sharing agreement) by Rhonda Corporation (prior to June 23, 2000, named Rhonda Mining Corporation), a Canadian corporation which is a controlling shareholder of the Issuer.


Item 103. Legal Proceedings.

     The Issuer is not a party to any pending legal proceeding. To management's knowledge, no federal, state or local governmental agency is presently contemplating any proceeding against the Issuer. No director, executive officer or affiliate of the Issuer or owner of record or beneficially of more than five percent of the Issuer's common stock is a party adverse to the Issuer or has a material interest adverse to the Issuer in any proceeding.

Item 201.  Market for Issuer's Common Equity and Related Stockholder Matters.

Market Information.

     There is no public trading market for the Issuer's shares as of the date of this statement. The Issuer's Directors understand that one or more broker dealers were publishing quotations on the Issuer's shares as recently as late 1996, but the Directors have no knowledge as to whether any trading market in realistic terms in either volume or price existed for such shares. The Issuer intends to submit for listing on the National Association of Securities Dealers, Inc. (the "NASD") Bulletin Board. In any event, no assurance can be given that any market for the Issuer's common stock will develop or maintain. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities Act by members of management or others may have a substantial adverse impact on any such public market.

     There are 1,890,000 options outstanding (inclusive of the 840,000 options exercisable by management) to purchase shares of the Issuer's common stock. See the caption "Executive Compensation" of this Registration Statement.

     The only sales of any securities of the Issuer during the past three years were sales of 18,400,000 "unregistered" and "restricted" shares of common stock, all of which could be sold pursuant to Rule 144 under the Securities Act at such time as the holding period and other requirements of that rule are met. 2,400,000 of those shares were for assignment of certain mining claims, and the remaining 16,000,000 shares were in exchange for shares of Rhonda Networks Inc. See the caption "Recent Sales of Unregistered Securities" of this Registration Statement.

Holders.

     As of the date of this Registration Statement, the Issuer has approximately 400 of-record shareholders.

Dividends.

     The Issuer has not declared any cash dividends in the last two fiscal years with respect to its common stock and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Issuer cannot be ascertained with any certainty, and if and until the Issuer has sales of products and services and achieves a profit, no such policy will be formulated.

     Aside from the Issuer's lack of assets and the fact that the Issuer's principal product is in the development stage and has no sales (as further discussed under the caption "Business of the Issuer" above), there are no material restrictions limiting, or that are likely to limit, the Issuer's ability to pay dividends on its profits when and if profits are achieved.

Item 202.  Description of Securities.

     The Issuer has two classes of securities authorized: 10,000,000 shares of no par value preferred stock, and 40,000,000 shares of no par value common voting stock. The shares of common stock all have the same rights and preferences. Stockholders of the Issuer have no pre-emptive rights to acquire additional shares of common stock or other securities. All shares of the common stock now outstanding are fully paid and non- assessable. There are 1,890,000 outstanding non-qualified options to purchase shares of common stock of the Issuer. There is no provision in the Issuer's Articles of Incorporation, as amended, that would delay, defer, or prevent a change in control of the Issuer. The Issuer has no other securities or debt securities.


Item 303. Management's Discussion and Analysis of Plan of Operation.

Plan of Operation.

     Provided the necessary financing is obtained, the Issuer's plans for the next 12 months include the following activities: (a) final design and development of the GC2000; (b) technical writing for manuals; (c) limited production test run of 50 units; (d) set up of call center and central servers;
(e) limited first and second production runs of 300 saleable units; (f) development of GC2000 models adapted to ASP applications; (g) development and implementation of the initial marketing program; (h) management of call center and other services; and (i) expenditures for overhead. Management estimates that it will require $3.85 million in additional capital to be raised to meet the requirements of the above activities. (See captions "Principal Products and Services" and "Distribution Methods" above.) Contact has been made with two Canadian financial groups who have expressed interest in raising the required capital through a secondary equity offering in the United States. However, there is no assurance that the required financing can be obtained on terms favorable to the existing shareholders, or that financing can be obtained at all.

     Management intends to continue development and production utilizing subcontractors so that no plant or equipment purchases are contemplated. The Issuer plans to use contract employees to establish and run the service center and sales network. Numbers of subcontractors and employees will be dependent on demand for the service. Production in excess of the first 350 saleable units are planned to be financed out of cash flow.

Item 304. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no changes in, or disagreements with, the Issuer's principal independent accountant in the Issuer's two most recent fiscal years or as of the date of this Registration Statement.


Item 310.  Financial Statements.

     A Report of Certified Public Accountants is attached hereto and by this reference incorporated herein. Also attached is an Index to Financial Statements and such audited statements as are required.

Item 401.  Directors, Executive Officers, Promoters and Control Persons.

Identification of Directors and Executive Officers.

     The following table sets forth the names of all current directors and executive officers of the Issuer.

--------------------------------------------------------------------------------
Name and Age            Position and Offices          Term of Office as Director
                        Period Served
--------------------------------------------------------------------------------
John M. Alston, 72      President and Director.       March 20, 1999 to present
                        March 20, 1999 to next
                        annual meeting
--------------------------------------------------------------------------------
Stephen Kohalmi, 46     Director of Technology        February 25, 2000 to
                        and Director. February 25,    present
                        2000 to next annual
                        meeting
--------------------------------------------------------------------------------
Glen R. Alston, 43      Chief Financial Officer and   February 25, 2000 to
                        Director. February 25,        present
                        2000 to next annual
                        meeting
--------------------------------------------------------------------------------
Robert L. d'Artois, 54  Vice President and            February 25, 2000 to
                        Director. February 25,        present
                        2000 to next annual
                        meeting
--------------------------------------------------------------------------------
Richard M. Day, 57      Secretary and Director.       March 20, 1999 to present
                        March 20, 1999 to next
                        annual meeting
--------------------------------------------------------------------------------

     John M. Alston resides in Calgary, Alberta, Canada. Mr. Alston is a graduate of the University of N.B. with a B.Sc. in Arts. He is a Professional Geologist registered with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (since 1966). Since 1971, Mr. Alston has been the CEO of Savanna Resources Ltd. and since 1992, of Rhonda Corporation, both junior mineral exploration companies listed on the Canadian Venture Exchange (formerly the Alberta Stock Exchange). Since 1996, Mr. Alston was instrumental in incorporating three junior capital pool companies which were listed on the Alberta Stock Exchange and subsequently completed reverse takeovers of two manufacturing companies and one high tech private network service provider, all of which are listed on the Canadian Venture Exchange. In 1999 Mr. Alston oversaw the creation of Rhonda Networks Inc. as an affiliate of Rhonda Corporation to engage in the development and marketing of an Internet access gateway conceived by Mr. Stephen Kohalmi. Since the Issuer's takeover of RNI, Mr. Alston is now devoting approximately 75% of his time to the Issuer. Mr. Alston is a director of First Step Incorporated, Rhonda Corporation and Savanna
     Resources  Ltd.,  all  public  companies  listed  on the  Canadian  Venture
     Exchange.

     Stephen Kohalmi resides in Thornhill, Ontario, Canada. After graduating from the University of Toronto in 1975 with a Bachelor of Science (majoring in computer science) Mr. Kohalmi joined I.P. Sharp and Associates as a programming consultant, later branch manager for their German subsidiary handling administration, marketing and support services, and participating in design and implementation of a portfolio management information system. In 1979, Mr. Kohalmi joined TTL Systems Limited, assuming responsibility for systems programming and research and development of its communications terminal and developing a bond analysis system for their VAX computer. In 1999, he was cofounder of Rhonda Networks Inc., becoming its Director of Technology, working on the development of Internet related appliances for industry and consumers, including the GateCommander 2000 series of Internet access gateway systems. Mr. Kohalmi is a director of Qnetix Inc., a public company listed on the Canadian Venture Exchange.

     Glen R. Alston resides in Calgary, Alberta, Canada. Mr. Alston is the son of John M. Alston. Upon graduating from the University of Calgary with a Bachelor of Commerce degree, Mr. Alston worked with a major accounting firm. From 1991 to 1993 Mr. Alston was Chief Financial Officer for a Calgary based financial services firm and was instrumental in establishing their securities office in Calgary. Since 1993, Mr. Alston has been a director and officer of Rhonda Corporation, taking over as President and CFO in 1998. Since 1996, Mr. Alston participated in the organization of the three Alberta junior capital pool companies referred to in the preceding paragraph on John M. Alston. In 1999 with the incorporation of Rhonda Networks Inc., an affiliate of Rhonda Corporation, and it's subsequent takeover by the Issuer, Mr. Alston became a director and CFO of the Issuer, working on its business development and the financing.

     Robert d'Artois resides in Calgary, Alberta, Canada. In his capacity as financial consultant to Rhonda Corporation and Savanna Resources Ltd., Mr. d'Artois has assisted the companies in raising capital. Mr. d'Artois is Vice President of communications of the Issuer. Mr. d'Artois' background includes many years as Owner/President of a Sales and Marketing consultancy to the broadcast and publishing industry in Canada and the United States, and attendance at St. Lawrence College in Quebec City.

     Richard M. Day resides in Salt Lake City, Utah. Mr. Day has been a licensed attorney (by the State of Utah) since 1969, having engaged in private practice until 1993. During 1993 Mr. Day became the sole owner, officer and director of American Registrar & Transfer Co. (which is the Issuer's transfer agent), and since that time he has devoted substantially his full time to running that business and representing it in various securities matters. Mr. Day is either an officer or director, or both, of Remington Financial Group, Inc.; Temple Mountain Industries, Inc.; Altamont Mining Co., Inc.; and Merge Tech, Inc. None of these just-named companies have any significant assets. Only Remington Financial has certified financial statements, and all are, or will be, seeking "reverse acquisition" opportunities.

Significant Employees.

     The Issuer's significant employees at the present time are limited to executive officers.


Family Relationships.

     With the exception of John M. Alston and Glen R. Alston who are father and son, there are no other family relationships between any directors or executive officers of the Issuer, either by blood or by marriage.

Involvement in Certain Legal Proceedings.

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Issuer:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


Item 402.  Executive Compensation.

     No direct compensation was paid to any of the executive officers in the Issuer's most recent fiscal years ending June 30, 1998, and June 30, 1999 and in the six month period ended December 31, 1999 (the new fiscal year end.)


                           Summary Compensation Table

         Annual Compensation                                  Long Term Compensation
-------------------------------------------------------------------------------------------------------------------
(a)           (b)       (c)           (d)          (e)           (f)          (g)            (h)          (i)
-------------------------------------------------------------------------------------------------------------------
Name and      Year      Salary ($)    Bonus ($)    Other         Restricted   Securities     LTIP         All Other
Principal                                          Annual        Stock        Under-lying    Payouts      Compens
Position                                           Compensa      Award (s)    Options/SA     ($)          ation
                                                   tion ($)      ($)          Rs ($)                      ($)
-------------------------------------------------------------------------------------------------------------------
Lloyd         1997      Nil           Nil          Nil           Nil          Nil            Nil          Nil
Frizzell,
(1)
President
and CEO
-------------------------------------------------------------------------------------------------------------------
              1998      Nil           Nil          Nil           Nil          Nil            Nil          Nil
-------------------------------------------------------------------------------------------------------------------
              1999      Nil           Nil          Nil           Nil          Nil            Nil          Nil
-------------------------------------------------------------------------------------------------------------------

Notes:

(1)  Lloyd Frizzell was President until February 9, 2000.

     In February 2000, non-qualified incentive stock options were granted by the Issuer to directors, executive officers, employees and contractors of Rhonda Networks, replacing options previously granted to them by Rhonda Networks and surrendered for cancellation by them at the time of the acquisition or (in the case of Richard Day) as a new incentive option.

Executive officers and directors were granted the following options: Options granted upon acquisition of Rhonda Networks Inc.

(a)  Individual Grants

--------------------------------------------------------------------------------------------------------------
Name                   Number of              % of Total            Exercisable            Expiration
                       Securities             Options               Price ($/share)        Date
                       Underlying             Granted
                       Options
                       Granted
--------------------------------------------------------------------------------------------------------------
John M. Alston         160,000 shares         10.6%                 $0.10                  February 28,
CEO and                                                                                    2010
Director
--------------------------------------------------------------------------------------------------------------
Stephen                200,000 shares         13.2%                 $0.10                  February 28,
Kohalmi                                                                                    2010
Director  of
Technology
--------------------------------------------------------------------------------------------------------------
Glen R. Alston         160,000 shares         10.6%                 $0.10                  February 28,
CFO and                                                                                    2010
Director
--------------------------------------------------------------------------------------------------------------
Robert                 160,000 shares         10.6%                 $0.10                  February 28,
d'Artois V-P                                                                               2010
and Director
--------------------------------------------------------------------------------------------------------------
Richard Day            160,000 shares         10.6%                 $0.10                  February 28,
Secretary  and         (1)                                                                 2010
Director
--------------------------------------------------------------------------------------------------------------

(1) These options were granted as an incentive rather than as a replacement of options previously granted by Rhonda Networks Inc. as in the case of the other individuals noted.

     No market for the Issuer's shares existed at the time the options were granted.


Compensation of Directors.

     There are no standard arrangements pursuant to which the Issuer's directors are compensated for any services provided as director. No additional amounts are payable to the Issuer's directors for committee participation or special assignments. There are no arrangements pursuant to which any of the Issuer's directors was compensated during the

Issuer's last completed fiscal year for any service provided as director.

Employment  Contracts  and  Termination  of  Employment  and   Change-in-Control
Arrangements.

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Issuer, with respect to any director or executive officer of the Issuer which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Issuer or its subsidiaries, any change in control of the Issuer, or a change in the person's responsibilities following a change in control of the Issuer.


Item 403. Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners.

     The following table sets out the ownership of all persons known to the Issuer to be the beneficial owner of more then five percent of any class of the Issuer's voting securities:

-----------------------------------------------------------------------------------------------------
 Title of Class              Name and Address            Amount and                  Percent of Class
                             of Beneficial Owner         Nature of                   (3)
                                                         Beneficial Owner
-----------------------------------------------------------------------------------------------------
 common shares              Rhonda                       6,000,000 shares            28.7%
                            Corporation 810,             (4)
                            540 5th Ave. SW
                            Calgary, Alberta
-----------------------------------------------------------------------------------------------------
 common shares              Dorian Trust c/o             6,050,000 shares            28.9%
                            Gemexport Limited            (1) (4)
                            Stevmar House
                            Rockley, Christ
                            Church, Barbados
-----------------------------------------------------------------------------------------------------
 common shares              Stephen Kohalmi              4,050,000 shares            19.4%
                            19 Cavalier                  (2)
                            Crescent Thornhill,
                            Ontario
-----------------------------------------------------------------------------------------------------

     (1) 4,050,000 shares registered in name of Courage Investments Limited 2,000,000 shares registered in name of Gemexport Limited.

     (2) includes 50,000 shares which the beneficial owner has the right to acquire within 60 days from the date of this statement pursuant to options exercisable at $0.10 per share.

     (3) based on 20,502,300 shares outstanding + 427,500 shares which may be issued within 60 days pursuant to options exercisable at $0.10 per share.

     (4) Due to his status as Chairman and CEO of Rhonda Corporation (RMC), John
     M. Alston may also be deemed to control RMC although no shareholder other than Glen Alston owns in excess of 5% of the voting shares. Additionally, John M. Alston's daughter, Yvonne Gillespie, is the Protector of the Dorian Trust, a charitable trust, and she has powers to appoint trustees and nominate beneficiaries. See the caption "Certain Relationships and Certain Transactions" of this Registration Statement.


Security Ownership of Management.

     The following table sets out as of June 30, 2000 the beneficial ownership of all directors and nominees of any class of equity securities of the Issuer and its parent (there are no subsidiaries) and of the directors and executive officers of the Issuer as a group:

-------------------------------------------------------------------------------------------------
         (1)                         (2)                     (3)                      (4)
-------------------------------------------------------------------------------------------------
Title of Class              Name and Address            Amount and               Percent of Class
                            of Beneficial Owner         Nature of
                                                        Beneficial Owner
-------------------------------------------------------------------------------------------------
common shares of            John M. Alston,             265,000 (1)(6)              1.3 (3)
Issuer                      Director and CEO.
                            23 Cambridge Place
                            NW, Calgary,
                            Alberta T2K 1P8
-------------------------------------------------------------------------------------------------
common shares of            Stephen Kohalmi,            4,050,000 (2)               19.4 (3)
Issuer                      Director of
                            Technology. 10
                            Cavalier Crescent,
                            Thornhill, Ontario,
                            L4J 1K4
-------------------------------------------------------------------------------------------------
common shares of            Glen R. Alston,             265,000 (1)                 1.3 (3)
Issuer                      Director and CFO.
                            604 MacEwan
                            Drive NW, Calgary,
                            Alberta, T3K 3T9
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
common shares of            Robert d'Artois,            490,000 (1)                 2.3 (3)
Issuer                      Director and Vice
                            President. Suite
                            702 1100 8th Ave.
                            SW, Calgary,
                            Alberta T2P 3T9
-------------------------------------------------------------------------------------------------
common shares of            Richard M. Day,             240,000 (1)                 1.1 (3)
Issuer                      Director and
                            secretary. 342 East
                            900 South, Salt
                            Lake City. Utah,
                            84111
-------------------------------------------------------------------------------------------------
common shares of            Directors and               5,310,000                   25.4 (3)
Issuer                      executive officers
                            above as a group
-------------------------------------------------------------------------------------------------
common shares of            John M. Alston,             125,000                     0.5 (5)
parent, Rhonda              Director and CEO.
Corporation                 23 Cambridge Place
                            NW, Calgary,
                            Alberta T2K 1P8
-------------------------------------------------------------------------------------------------
common shares of            Glen R. Alston,             3,522,750 (4)               13 (5)
parent, Rhonda              Director and CFO.
Corporation                 604 MacEwan
                            Drive NW, Calgary,
                            Alberta, T3K 3T9
-------------------------------------------------------------------------------------------------
common shares of            Robert d'Artois,            113,000                     0.4 (5)
parent, Rhonda              Director and Vice
Corporation                 President. Suite
                            702 1100 8th Ave.
                            SW, Calgary,
                            Alberta T2P 3T9
-------------------------------------------------------------------------------------------------


(1) includes 40,000 shares which the beneficial owner has the right to acquire within 60 days from the date of this statement pursuant to options exercisable @ $0.10 per share.

(2) includes 50,000 shares which the beneficial owner has the right to acquire within 60 days from the date of this statement pursuant to options exercisable @ $0.10 per share.

(3) based on 20,502,300 shares of the Issuer outstanding + 427,500 shares issuable within 60 days pursuant to options exercisable @ $0.10 per share.

(4) includes 60,000 shares of Rhonda Corporation which the beneficial owner has the right to acquire within 60 days from the date of this statement pursuant to options exercisable @ $0.25 (Canadian) per share and 1,300,000 shares plus an additional 1,300,000 shares (all of Rhonda) which the beneficial owner has the right to acquire within 60 days from the date of this statement pursuant to warrants exercisable at $0.40 and $0.45 per share (Canadian) owned by Unibanco Financial Corporation, a company controlled by Glen R. Alston.

(5) based on 23,406,168 shares outstanding + 2,800,000 shares issuable within 60 days from the date of this statement pursuant to warrants exercisable + 857,500 shares issuable within 60 days from the date of this statement pursuant to options exercisable (all of Rhonda).

(6) As determined elsewhere in this Registration Statement, John M. Alston family members and a charitable trust operating under the protection of one of his daughters own shares totalling 69.0% of the issuer's common shares inclusive of the shares noted above. See the captions "Security ownership of certain beneficial owners" and "Transactions with Management and Others" of this Registration Statement.

     The Issuer has adopted a Stock Option Plan which is intended to encourage stock ownership by employees, consultants, officers and directors of the Issuer and it subsidiaries, for the following purposes: (1) that such individuals may acquire or increase their proprietary interest in the Issuer; (2) to induce qualified persons to become employees, officers or directors, etc.; (3) and to encourage such persons to remain in the employ of, or continue to be associated with, the Issuer and to put forth maximum effort for the success of the Issuer. The Plan encompasses both incentive stock options as well as non-qualified stock options. It is noted that since all of the options granted pursuant to the Carmina/RNI Exchange Agreement are considered to come under the Stock Option Plan, Management intends to increase the number of options available under the Plan to a maximum of 3,000,000. See "Carmina Technologies Inc. Stock Option Plan" at Exhibits.

Changes in Control.

     There are no present arrangements or pledges of the Issuer's securities which may result in a change in control of the Issuer.


Item 404. Certain Relationships and Related Transactions.

Transactions with Management and Others.

     The only transaction in the last two years exceeding $60,000 in which the Issuer was a party and in which any then director or executive officer of the Issuer had a material interest was of the acquisition of Rhonda Networks Inc. as a wholly owned subsidiary by an Agreement Exchange dated February 9, 2000 between the Issuer and the shareholders of Rhonda Networks Inc. (See "Agreement of Exchange" at Exhibits and Item 701, "Recent Sales of Unregistered Securities" below.) At the time of the takeover, Mr. John Alston was a director of the Issuer and members of his family and a charitable trust operating under the protection of one of his daughters were shareholders in the Issuer as set out below:

------------------------------------------------------------------------------------------------------------
Name                       Relationship  to Issuer   (As of Shareholding      (%)      Shareholding      (%)
                           February 2000)                   Prior  to                  After
                                                            Transaction                Transaction
------------------------------------------------------------------------------------------------------------
John M. Alston             Director                         --                --       225,000           1.1
------------------------------------------------------------------------------------------------------------
Waltraud Alston            Spouse of John M. Alston         225,000           5.0      450,000           2.2
------------------------------------------------------------------------------------------------------------
Laurel Eckart              Daughter-in-law of John M.       210,250           4.7      435,250           2.1
                           Alston/Wife of Glen Alston
------------------------------------------------------------------------------------------------------------
David Cooper               Son-in-law of John M. Alston     225,000           5.0      225,000           1.1
------------------------------------------------------------------------------------------------------------
Maxwell Clark              Son-in-law of John M. Alston     221,250           4.9      221,250           1.1
------------------------------------------------------------------------------------------------------------
Yvonne Gillespie           Daughter of John M. Alston       220,250           4.9      220,250           1.1
------------------------------------------------------------------------------------------------------------
April Arvazzetti           Daughter of John M. Alston       204,260           4.5      204,260           1.0
------------------------------------------------------------------------------------------------------------
Wendy Berger               Daughter of John M. Alston       182,300           4.0      182,300           0.9
------------------------------------------------------------------------------------------------------------
Unibanco Financial         Controlled by Glen R. Alston,    157,875           3.5      157,875           0.8
Corporation                son of John M. Alston
------------------------------------------------------------------------------------------------------------
Gemexport Limited          Owned by Dorian Trust (1)        2,000,000         44.4     2,000,000         9.8
------------------------------------------------------------------------------------------------------------
Courage Investments        Owned by Dorian Trust (1)        --                --       4,050,000         19.8
Limited
------------------------------------------------------------------------------------------------------------
Rhonda Corporation         Company of which John M.         --                --       6,000,000         28.7
                           Alston is Chairman and CEO
------------------------------------------------------------------------------------------------------------


Notes:

(1) A charitable trust of which Yvonne Gillespie is the Protector, with the powers to appoint trustees and nominate beneficiaries.

Parents of the Issuer.

     Rule 1-02(p) of Regulation S-X states that "a 'parent' of a specified person is an affiliate controlling such person directly, or indirectly through one or more intermediaries." Accordingly, Rhonda Corporation and John Alston are deemed to be parents of the Issuer. See tables and notes under Captions, "Security Ownership of Certain Beneficial Owners", "Security Ownership of Management" and "Transactions with Management and Others" above. Shares of Rhonda Corporation are widely held and trade on the Canadian Venture

Exchange. Management control 24.64% of the voting shares and no shareholder other than Glen Alston owns in excess of 5% of the voting shares of Rhonda Corporation.


Item 503.  Summary Information and Risk Factors:

Risk Factors.

     In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained. The Issuer's proposed business operations will be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     Extremely Limited Assets; No Source of Revenue. The Issuer has virtually no assets and has had no revenue in either of its two most recent fiscal years or to the date hereof. Nor will the Issuer receive any revenues until it completes development of its principal product and begins sales of that product to the public. The Issuer can provide no assurance that sales of the product will produce any material revenues for the Issuer or its stockholders or that any such business will operate on a profitable basis.

     Voting Control. Due to its ownership of a majority of the shares of the Issuer's outstanding common stock, a small number of shareholders has the ability to elect all of the Issuer's directors, who in turn elect all executive officers, without regard to the votes of other stockholders.

     No Market for Common Stock; No Market for Shares. Although the Issuer intends to submit for listing of its common stock on the Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Issuer is likely to be very volatile, and numerous factors beyond the control of the Issuer may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Issuer's common stock in any market that may develop.

     Risks of "Penny Stock". The Issuer's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a5l-l of the Securities and Exchange Commission. Penny stocks are stocks: (I) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (I) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Lack of Market for Equity Securities. There has been no "established public market" for the Issuer's common stock in the last five years. (See Caption, "Market Information" above.) While the Issuer plans to qualify for listing on the NASD, at least initially, any trading in its common stock will most likely be conducted in the over-the- counter market in the "pink sheets" (OTC) or the OTC Bulletin Board of the NASD.

     Possible Future Compensation Arrangements. If Issuer is successful in developing and marketing its products and services, there may be arrangements and agreements entered into for the officers and directors which will allow for participation in retirement, deferred compensation and other financial plans, although such arrangements and agreements are not determined at this time.

     Section 15(g) of the Securities Exchange Act of 1934, as amended,  and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Issuer's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (I) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Issuer's common stock to resell their shares to third parties or to otherwise dispose of them.


Item 701.  Recent Sales of Unregistered Securities.

     On January 18, 1999, 2,400,000 common shares were issued for an assignment of the TAB 99-1 through TAB 99-16 and TAB 99-25 mining claims located in Josephine County, Oregon and the TAB 99-17 through TAB 99-24 and TAB 99-26 mining claims in Del Norte County, California. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Section 4(2) thereof (for transactions not involving any public offering), and from similar states' securities laws, rules and regulations. See "Tab 99 Assignment Agreement" at Exhibits.

     Further, on February 8, 2000, 16,000,000 common shares were issued pursuant to an Agreement of Exchange with the Shareholders of Rhonda Networks Inc. which became a wholly owned subsidiary of the Issuer. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Section 4(2) thereof (for transactions not involving any public offering), and from similar states' securities laws, rules and regulations. See "Agreement of Exchange" by and between Issuer and Rhonda Networks Inc. at Exhibits.


Item 702  Indemnification of Directors and Officers.

     The Articles of Incorporation of the Issuer state that:

          "The Corporation shall indemnify any person who is or was a director to the maximum extent provided by statute."

          "The Corporation shall indemnify any person who is or was an officer, employee or agent of the Corporation who is not a director to the maximum extent provided by law, or to a greater extent if consistent with law and if provided by resolution of the Corporation's shareholders or directors, or in a contract."

          "The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation and who while a director, officer, employee, fiduciary or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any other foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan against any liability asserted against or incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under provisions of the statute."

          and that

          "A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (I) for any breach of the director's duty of loyalty to the Corporation or to its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation op law, (iii) for acts specified under Section 16-10- 44 of the Utah Revised Business Corporation Act or any amended or successor provision thereof, or (iv) for any transaction from which the directors derived an improper personal benefit. If the Utah Revised Business Corporation Act is amended after this Article is adopted to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Utah Revised Business Corporation Act, as so amended."

          "Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification."

     Further, Section 16-10a-841, Utah Code Annotated (U.C.A.), specifically authorizes a Utah corporation to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if his conduct was in good faith; and he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. In addition, it also authorizes a Utah corporation to limit the liability of a director to the corporation or to its shareholders for monetary damages for any action taken or any failure to take any action as a director, except for: liability for the amount of a financial benefit received by a director to which he is not entitled; an intentional infliction of harm on the corporation or the shareholders; a violation of section 16-10a-842, U.C.A.; or an intentional violation of criminal law.

                                     PART II

Item 1. Index to Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit
Number                    Description
------                    -----------

1                Financial Statements   [Jones, Jensen]

2 Agreement of Exchange w/ Carmina Technologies Inc. Stock Option Plan and Stock Option Agreement*

3                Restated Articles of Incorporation of Carmina Technologies Inc.
                 with Articles of Amendment to Articles of Incorporation of The Americas Mining Corporation. (Note: No By-Laws created)*

10.1             TAB 99 Assignment Agreement*

10.2             Syndicate Agreement (TAB 99)*

21               Rhonda Networks Inc. - Articles of Incorporation*

----------
* previously filed

Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


CARMINA TECHNOLOGIES INC.

Date:    7-13-00           By  /s/
                              --------------------------------------------------
                              John M. Alston, Director and President



Date:    7-13-00           By /s/
                              --------------------------------------------------
                              Robert d'Artois, Director and Vice President



Date:    7-13-00           By /s/
                              --------------------------------------------------
                              Richard M. Day, Director and Sec/Treasurer